

Mail Stop 4631

November 17, 2009

Mallorie Burak
Chief Accounting Officer
Southwall Technologies, Inc.
3788 Fabian Way
Palo Alto, California 94303

> **Re:** **Southwall Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 0-15930**

Dear Ms. Burak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 87

1. We note your Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were "effective in enabling us to record, process, summarize, and report information required to be included in our periodic SEC filings within the required time period." Please confirm and revise future filings to clarify, if true, that your officers also concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted under the

Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure consistent with your presentation in subsequent Forms 10-Q. Alternatively, your officers may conclude that the Company's disclosure controls and procedures are "effective" without defining disclosure controls and procedures. See Item 307 of Regulation S-K.

<u>Exhibit 31</u>

2. Please revise future filings to delete the word "annual" in your Section 302 certifications other than in the first line where you identify the report being certified.

<u>Forms 10-Q for Periods Ended March 31, 2009, June 30, 2009, and September 30, 2009</u>

<u>Exhibit 31</u>

3. Please amend your Forms 10-Q for the periods ended March 31, 2009, June 30, 2009, and September 30, 2009 to revise your Section 302 certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) and to conform the wording exactly to that required by Item 601(31) of Regulation S-K. Please be advised that your amendments only need to include a cover page, an explanatory note, a signature page and the amended certifications (sections 1, 2, 4, and 5).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief